November 22, 2019

Vuong Trieu, Ph.D.
Chief Executive Officer
Mateon Therapeutics, Inc.
23937 Agoura Road, Suite 107
Agoura Hills, CA 91301

       Re: Mateon Therapeutics, Inc.
           Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed November 18, 2019
           File No. 000-21990

Dear Dr. Trieu:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed November 18, 2019

Corporate Action No. 4: Approval of Recapitalization, page 13

1. We note your revisions in response to our prior comment 7. To the extent the Financing
      Transaction condition contained in the PointR Data merger agreement is still applicable, please disclose this condition where appropriate in your proxy statement. With reference to Item 11(c) and (d) of Schedule 14A, please also expand your disclosure concerning
      Corporate Action No. 4 to discuss the effects of the recapitalization and potential issuances of newly authorized common stock. In this regard, please quantify the number common shares presently outstanding as compared to the number of common shares outstanding following the proposed recapitalization.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Vuong Trieu, Ph.D.
Mateon Therapeutics, Inc.
November 22, 2019
Page 2

       You may contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any questions.



                                                        Sincerely,
FirstName LastNameVuong Trieu, Ph.D.
                                                        Division of Corporation
Finance
Comapany NameMateon Therapeutics, Inc.
                                                        Office of Life Sciences
November 22, 2019 Page 2
cc:       James A. Mercer III, Esq.
FirstName LastName